Exhibit 12

The Peoples Gas Light and Coke Company
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

		Three-Month
		Transition
	2007	Period Ended	For Fiscal Years Ended September 30,
(Millions)	3 months	12/31/2006	2006	2005	2004	2003
EARNINGS
Earnings on common stock	$28.5	$19.1	$(35.5)	$49.3	$45.4	$79.6
Federal and state income taxes	12.8	11.6	(26.1)	26.7	24.4	45.7

Net pretax income	41.3	30.7	(61.6)	76.0	69.8	125.3
Income from less than 50% equity investees	-	-	-	-	-	-
Distributed earnings of less than 50% equity investees	-	-	-	-	-	-

Fixed charges	7.9	7.6	27.9	24.7	22.3	24.0

Total earnings as defined	$49.2	$38.3	$(33.7)	$100.7	$92.1	$149.3

FIXED CHARGES
Interest on long-term debt, including related amortization	$5.6	$5.6	$22.2	$21.6	$19.7	$20.7
Other interest	2.1	1.8	4.8	2.2	1.4	1.6
Interest factor applicable to rentals	0.2	0.2	0.9	0.9	1.2	1.7

Fixed charges	$7.9	$7.6	$27.9	$24.7	$22.3	$24.0

Ratio of earnings to fixed charges	6.2	5.0	(1.2)	4.1	4.1	6.2